News Release

TSX, NYSE-MKT
Symbol: NCQ

NovaCopper Reports on Its Third Quarter Results and Provides
Update on the 2012 Exploration Program

October 10, 2012 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper” or "the Company”) today announced the results of the 2012 third quarter ended August 31, 2012 and provided an update on its 2012 exploration program at the Upper Kobuk Mineral Projects ("UKMP”) located in the Ambler mining district of Northwest Alaska. Details of the Company's financial results are described in the unaudited consolidated financial statements and Management's Discussion and Analysis which, together with further details on each of the Company's projects, including resource estimates, will be available on the Company's website at www.novacopper.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

Activities at UKMP

NovaCopper recently completed its 2012 drilling campaign at UKMP. During the 2012 field season, the Company drilled approximately 17,209 meters (26 drill holes) of which 15,457 meters (22 drill holes) were drilled at the South Reef Zone of the Bornite Property and 1,752 meters (four drill holes) at the Sunshine Zone of the Ambler volcanogenic massive sulfide (“VMS”) Property.

At the South Reef Zone, a 700-by-300-meter broad zone of high-grade copper mineralization has been outlined by drilling. The zone is open to the north, east and is partially open to the south. The results from the 2011 and 2012 drilling campaigns at the South Reef Zone will be incorporated into a National Instrument 43-101-complaint resource estimate expected to be completed in Q1 2013.

So far this year, the Company has released two sets of drilling results from the South Reef Zone of the Bornite Property in which significant intersections of high-grade copper mineralization were achieved in nine out of the ten drill holes (please see the press releases dated September 12, 2012 and September 25, 2012 at http://www.novacopper.com/). The results from the remaining 16 drill holes will be made available as they are received over the next several weeks.

Third Quarter Financial Results

NovaCopper has been operating on the basis of a $16.5 million 2012 budget designed to support exploration activities and engineering studies at the Ambler and Bornite Properties following completion of the Plan of Arrangement. This year’s exploration efforts have focused on the Bornite Property and the Sunshine Zone, a satellite polymetallic VMS deposit located 12 kilometers west of the Arctic deposit and forming part of the Ambler Property. A total of 17,209 meters of diamond core drilling has now been completed with four rigs drilling on the properties. For the nine months ending August 31, 2012, the Company spent $12.2 million in drilling activities and project support for the 2012 drilling season. The Company purchased camp structures and equipment of $1.5 million to support activities at site. The Company anticipates spending on-budget through the conclusion of the 2012 drilling season.

The following unaudited quarterly information is prepared in accordance with U.S. GAAP.

	in thousands of dollars,
	except for per share amounts
	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	August 31,	August 31,	August 31,	August 31,
	2012	2011	2012	2011
	$	$	$	$
Accretion expense	-	486	-	974
Amortization	235	113	521	169
General and administrative	778	32	1,530	46
Mineral properties expense	9,139	5,589	12,197	8,367
Professional fees	46	25	190	36
Salaries	316	-	1,139	-
Salaries – stock-based compensation	1,987	-	7,481	-
Loss and comprehensive loss for the period	12,559	6,285	23,177	9,683
Basic and diluted loss per common share	$0.27	$62,850	$1.11	$210,500

For the nine-month period ended August 31, 2012, the Company reported a net loss of $23.2 million (or $1.11 basic and diluted loss per common share) compared to a net loss of $9.7 million for the corresponding period in 2011 (or $210,500 basic and diluted loss per common share). This variance was primarily due to significantly increased activities at UKMP during the 2012 field season and general administrative expenses. Mineral property expenses consist of direct drilling, personnel, community, engineering and other exploration expenses, as well as indirect project support expenses such as fixed wing charters, helicopter support, fuel, and other camp operation costs. The remaining variance is due to the presence of stock-based compensation expense during 2012 which included the granting of 6.0 million options to directors, officers and employees during the period. As the Company was not a publicly traded entity in 2011, there is no similar charge. The comparable basic and diluted loss per common share for 2011 is significantly higher than 2012 as the Company had 100 common shares outstanding (held by NOVAGOLD) at the end of the period following its incorporation in April 2011. Expenses to April 30, 2012, the date of completion of the spin-out, were funded by NOVAGOLD and its affiliates.

Other important variances for the nine-month period ended August 31, 2012 compared to the same period in 2011 are as follows: (a) an $1.0 million accretion expense in 2011 from property payments owing on the Ambler Property which were completed in 2011 which resulted in no comparable expense in 2012; (b) $1.5 million in general and administrative expenses in 2012 compared to $0.05 million in 2011, primarily as a result of NovaCopper becoming a public company following the completion of the spin-out from NOVAGOLD and the start-up expenses associated with managing an office; (c) $12.2 million on mineral properties expense in 2012 compared to $8.4 million in 2011, due to increased activities in 2012 at the Company’s UKMP projects operating a four-drill program when compared to two-drill program in 2011; and (d) $1.1 million salaries expense in 2012 compared to $nil in the same period in 2011, primarily because the Company first employed corporate employees during 2012 and incurred a one-time expense of $0.6 million to account for the issuance of 76,005 common shares under the President’s employment agreement at the time of the completion of the spin-out.

For the three-month period ended August 31, 2012, the Company reported a net loss of $12.6 million (or $0.27 basic and diluted loss per common share) compared to a net loss of $6.3 million for the corresponding period in 2011 (or $62,850 basic and diluted loss per common share). This variance was primarily due to significantly increased project activities at the UKMP projects of $9.1 million in the quarter compared to $5.6 million in the same period of 2011. Another significant factor was due to the presence of stock-based compensation expense of $2.0 million during 2012 as a result of granting of 6.0 million options to directors, officers and employees during the fiscal year. As the Company was not a publicly traded entity in 2011, there are no similar stock-based compensation charges for the comparable period.

Other important variances for the three-month period ended August 31, 2012 compared to the same period in 2011 are as follows: (a) $0.8 million in general and administrative expenses in 2012 compared to $0.03 million in 2011, primarily as a result of NovaCopper becoming a public company following the completion of the spin-out from NOVAGOLD. General and administrative expenses also include expenses incurred by the Company under a services agreement with NOVAGOLD which totaled $0.4 million for the third quarter including rent; (b) as mentioned above, $0.3 million in salaries expense in 2012 compared to $nil in 2011 because the Company had no corporate employees in the prior year; and (c) $0.5 million accretion expense in 2011 from property payments owing on the Ambler property which were completed in 2011 which resulted in no comparable expense in 2012.

Liquidity and Capital Resources

At August 31, 2012, the Company had $29.1 million in cash and cash equivalents. The Company expended $13.2 million on operating activities during the nine-month period ended August 31, 2012, compared with expenditures of $7.4 million for operating activities for the same period in 2011. A significant portion of cash spent on operating activities during both periods was expended on mineral property expenses. As the UKMP field season is between May and early October of each year, the majority of mineral property expenses and operating activities are incurred during this period. The increase in operating activities from 2011 to 2012 is mostly due to expenditures in the period for general and administrative and salaries expense for which there was no comparative spending in 2011.

About NovaCopper

NovaCopper Inc. is a base metals exploration company focused on exploring and developing the Ambler Mining District in Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler district – the Arctic VMS deposit with ~7%1 copper-equivalent grades and the Bornite carbonate replacement deposit. At Bornite, drill hole RC11-187 contained 178 meters of 4.0% copper, including 34.7 meters of 12.0% copper. Both Properties are located within NovaCopper’s land package that spans approximately 143,000 hectares. NovaCopper has formed an alliance with NANA, an Alaskan Native Corporation and both companies are committed to developing the Ambler mining district in cooperation with the local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

NovaCopper Contact:

Patrick Donnelly
Vice President, Corporate Communications
patrick.donnelly@novacopper.com

604-638-8088 or 1-855-638-8088

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1 CuEq basis calculated using the following metal price assumptions (in USD): $3.93/lb. Cu, $1,815/oz Au, $40.55/oz Ag, $1.08/lb. Pb, and $1.00/lb. Zn. Calculation excludes any adjustments for metal recoveries. Net of by-product credits.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating the future operating or financial performance of NovaCopper, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Management Proxy Circular dates February 27, 2012 for the special meeting of securityholders held to consider the spin-out filed with the Canadian securities regulatory authorities, and NovaCopper's registration statement on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.